FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

16 September 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

1. Board Appointment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 16 September 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Board Appointment

BOARD APPOINTMENT

British Airways today announced that Mr Chumpol NaLamlieng will join its board as a non-executive director on 1 November, 2005.

Mr NaLamlieng is currently president of Siam Cement Company, Thailand's largest industrial group listed on the Securities Exchange of Thailand, and chairman of Singapore Telecom, Singapore's largest company.

Martin Broughton, British Airways chairman said: "We are delighted that Chumpol will be joining the board. He has proven himself to be an outstanding business leader and his experience combined with his particular knowledge of Asia will provide further strength to the airline's board."

ends

September 15, 2005 xxx/IB/05

Notes to editors:

Chumpol NaLamlieng, 58, graduated from the University of Washington in Mechanical Engineering and received his MBA from the Harvard Business School in 1967.

He joined The Siam Cement Public Company Limited in 1972 and was appointed president of Siam Cement in 1993. He is also non-executive chairman of Singapore Telecommunications Ltd and executive committee member of the World Business Council for Sustainable Development.